Noble House Entertainment Inc.

FOR IMMEDIATE RELEASE

NOBLE HOUSE ANNOUNCES COMPLETION OF KING OF SORROW STARRING KIM COATES

TORONTO, ON – May 4, 2006:  Noble House Film & Television Inc., a wholly owned subsidiary of Noble House Entertainment Inc. (OTCBB: NHSEF)  (“Noble House”) is pleased to announce completion of post-production work on the feature film entitled “KING OF SORROW”.

The film is scheduled for an industry screening on May 10, 2006 in Toronto, Canada.

KING OF SORROW, a psychological thriller, is the story of a drug addicted homicidal police officer who struggles with God and himself as he attempts to dispel the darkness that burdens him.  The film stars Kim Coates, who was recently featured in the highly successful film, SILENT HILL.

Additional screenings will be held in Los Angeles and London in June 2006.  KING OF SORROW expects to be featured at film festivals worldwide in 2006.

“We’re very excited about KING OF SORROW,” says Damian Lee, Noble House CEO.  “We feel that the storyline of KING OF SORROW will deeply affect the consciousness of the film-going public.”

Noble House is a fully integrated entertainment company engaged in the development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming through its wholly owned subsidiary, Noble House Film and Television Inc.   The company website is www.nhentertainment.com.

For more information, please contact Jeffrey Robinson or Lowell Conn at 416-203-2996 or visit www.nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.